CORRESPONDENCE


                               JOEL SEIDNER, ESQ.
                                 ATTORNEY AT LAW
                          1240 BLALOCK ROAD, SUITE 250
                              HOUSTON, TEXAS 77055
                        VOICE:  (713) 461- 2627 EXT. 210
                              FAX:  (713) 461-2633
                           E-MAIL:  SIDEBAR5@JUNO.COM

August 4, 2005

to: William Choi, Branch Chief, and, Scott Ruggiero, Staff Accountant Division of Corporate Finance
     Securities and Exchange Commission
     Washington, D.C.

ref: Proton Laboratories, Inc. (the "Registrant")
     Staff comment letter dated July 26, 2005 in connection with Form 10-KSB for the fiscal year ended December 31, 2004
     Form 10-QSB for the quarterly period ended March 31, 2005
     File No. 0-31883

Dear Messrs. Choi and Ruggiero


     Herewith is Form 10-KSB Amendment Number 1 of the Registrant including this correspondence letter and a Memorandum of Reponses immediately following this cover letter.



     Thanks you.

                                   Very truly yours,

     /s/ Joel Seidner, Esq.

                            MEMORANDUM OF RESPONSES
                  PROTON LABORATORIES, INC. (THE "REGISTRANT")
                              FILE NUMBER 0-31883

General
-------

Please be advised that the Company herewith files the Form 10-KSB Amendment Number 1.

Form 10-KSB
-----------

1.   Response to Staff comment number 1.

     The registrant does not believe that it is required to provide a consent from the independent auditor. The registrant filed a Form S-8 that went effective on November 22, 2004 under SEC File No. 333-120, registering 945,000 shares of common stock. On November 26, 2004, the registrant notified its transfer agent to issue all of these shares, which the transfer agent then certificated and delivered to the recipients a few days later. All shares that had been registered pursuant to the Form S-8 were distributed before the Form 10-KSB was filed on April 13, 2005.

     Therefore, in connection with this Staff comment number 1, we have made no change to the 10-KSB.

2.   Response to Staff comment number 2.

     The Company's president (Ed) has not received a salary since the inception of the Company. Based on the salary Ed could earn elsewhere and his time commitment to Proton, Ed concluded that his services were worth $60,000 per year. Ed earned these amounts in the quarter recorded and was not for prior services.

     Through September 30, 2003, Ed did not want to be repaid for the services rendered, thus the value was recorded as contributed capital. However, beginning October 2003 the Company began accruing the value of the services and will pay Ed when funds are available.

     Therefore, in connection with this Staff comment, we have made no change to the 10-KSB.

3.   Response to Staff comment number 3.

     We concur with this observation. The 10-KSB has been amended to reflect the change on the Statements of Cash Flows as well as any reference to cash flow from operations and investing activities in the 10-KSB

     The 10-KSB has been amended accordingly.

4.   Response to Staff comment number 4.

     The Company originally was going to sell, as an inventory item, the equipment related to the $64,500 deposit. Subsequently, the Company decided rather than selling the equipment, they would use this equipment for internal use and, as available, allow others to rent this piece of equipment. The Company amends the 10-KSB to include this item as a long term asset as well as reflecting the cash payment as an investing activity.

     The 10-KSB has been amended accordingly.

Form 10-QSB
-----------

5.   Response to Staff comment number 5.

     The agreement reported as a subsequent event in the 10-KSB which included the issuance of 550,000 shares was abandoned. The shares were not issued nor are they to be issued. The amended 10-KSB reflects this abandonment of the agreement.

Therefore, in connection with this Staff comment, we have made no change to the 10-QSB.

Other
-----

A. In the Notes to the Financial Statements, Note 8--Subsequent events has been revised in the amendment to reflect that it is an "unaudited" footnote. The independent auditor has advised the registrant that the independent auditor did not change its procedures and therefore there is no reason for the independent auditor to update its report.


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